PENNANTPARK INVESTMENT CORPORATION

590 MADISON AVENUE, 15TH FLOOR

NEW YORK NY 10022

Via EDGAR	July 31, 2008

Attn: Christian T. Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PennantPark Investment Corporation
Registration Statement on Form N-2 (File No. 333-150033)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Investment Corporation (the “Company”) respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-150033) so that such Registration Statement may be declared effective by 12:00 p.m. on Monday, August 4, 2008, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PennantPark Investment Corporation

By: ___s/ Aviv Efrat_______________________
Name:	Aviv Efrat
Title:	Chief Financial Officer